Exhibit 10.3

CHANGE OF CONTROL AGREEMENT

This CHANGE OF CONTROL AGREEMENT (“Agreement”) is made between ConAgra Foods, Inc., a Delaware Corporation (the “Company”), and Sean M. Connolly (the “Employee”), this February 12, 2015, but effective with Employee’s employment with the Company commencing on March 3, 2015 (the “Effective Date”).

WHEREAS, as is the case with most, if not all, publicly traded businesses, it is expected that the Company from time to time may consider or need to consider the possibility of an acquisition by another company or other Change of Control of the ownership of the Company. The Board of Directors of the Company (the “Board”) recognizes that such considerations can be a distraction to Employee and can cause the Employee to consider alternative employment opportunities or to be influenced by the impact of a possible Change of Control of the ownership of the Company on Employee’s personal circumstances in evaluating such opportunities. The Board has determined that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication and objectivity of Employee, notwithstanding the possibility, threat or occurrence of a Change of Control of the Company.

WHEREAS, the Board believes that it is in the best interests of the Company and its shareholders to provide Employee with an incentive to continue Employee’s employment and to motivate Employee to maximize the value of the Company upon a Change of Control for the benefit of its shareholders.

WHEREAS, the Board believes that it is important to provide Employee with certain benefits upon Employee’s termination of employment in certain instances upon or following a Change of Control that provide Employee with enhanced financial security and incentive and encouragement to remain with the Company notwithstanding the possibility of a Change of Control.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, the parties hereto agree as follows:

1. Definitions. For all purposes of this Agreement, the following terms shall have the meanings specified in this Section unless the context clearly otherwise requires:

(a) “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of Regulation 12B under the Exchange Act.

(b) “Change of Control” shall mean:

(i)	Individuals who constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board; or

(ii)	Consummation of a reorganization, merger or consolidation, in each case, with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities, or a liquidation or dissolution of the Company or of the sale of all or substantially all of its assets.

(c) “Cause” shall mean (i) the willful and continued failure by Employee to substantially perform Employee’s duties with the Company (other than any such failure resulting from termination by the Employee for Good Reason) after a demand for substantial performance is delivered to the Employee that specifically identifies the manner in which the Company believes that the Employee has not substantially performed Employee’s duties, and the Employee has failed to resume substantial performance of the Employee’s duties on a continuous basis within five (5) days of receiving such demand, (ii) the willful engaging by the Employee in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise, or (iii) the Employee’s conviction of a felony or conviction of a misdemeanor which impairs the Employee’s ability substantially to perform the Employee’s duties with the Company. For purposes of this subsection, no act, or failure to act, on the Employee’s part shall be deemed “willful” unless done, or omitted to be done, by the Employee not in good faith and without reasonable belief that the Employee’s action or omission was in the best interest of the Company.

(d) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(e) “Continuation Period” means the two (2) year period beginning on the Employee’s Termination Date.

(f) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(g) “Good Reason Termination” shall mean a termination of employment initiated by the Employee upon one or more of the following occurrences:

(i)	any failure of the Company to comply with and satisfy any of the terms of this Agreement;

(ii)	any significant involuntary reduction of the authority, duties or responsibilities held by the Employee immediately prior to the Change of Control;

(iii)	any involuntary removal of the Employee from an officer position which the Employee holds with the Company or, if the Employee is employed by a Subsidiary or Affiliate, with the Subsidiary or Affiliate, held by the Employee immediately prior to the Change of Control, except in connection with promotions to higher office;

(iv)	any involuntary reduction in the aggregate compensation level of the Employee including, but not limited to, base salary, annual and long term incentive opportunity, and supplemental executive retirement plans, as in effect immediately prior to the Change of Control;

(v)	requiring the Employee to become based at any office or location more than the minimum number of miles required by the Code for the Employee to claim a moving expense deduction, from the office or location at which the Employee was based immediately prior to such Change of Control, except for travel reasonably required in the performance of the Employee’s responsibilities; and

(vi)	the Employee being required to undertake business travel to an extent substantially greater than the Employee’s business travel obligations immediately prior to the Change of Control.

(h) “Related Company” shall mean (i) any corporation that is a member of a controlled group of corporations (as defined in Code Section 414(b)) that includes the Company; and (ii) any trade or business (whether or not incorporated) that is under common control (as defined in Code Section 414(c)) with the Company. For purposes of applying Code §§ 414(b) and (c), 25% is substituted for the 80% ownership level.

(i) “Separation from Service”, shall mean the date that Employee separates from service within the meaning of Code Section 409A. Generally, Employee separates from service if Employee dies, retires, or otherwise has a termination of employment with the Company, determined in accordance with the following:

(i)	Leaves of Absence. The employment relationship is treated as continuing intact while Employee is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six (6) months, or, if longer, so long as Employee retains a right to reemployment with the Company under an applicable statute or by contract (including but not limited to this Agreement). A leave of absence constitutes a bona fide leave of absence only if there is a reasonable expectation that Employee will return to perform services for the Company. If the period of leave exceeds six (6) months and Employee does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first date immediately following such six (6) month period. Notwithstanding the foregoing, where a leave of absence is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes Employee to be unable to perform the duties of his or her position of employment or any substantially similar position of employment, a twenty nine (29) month period of absence shall be substituted for such six (6) month period.

(ii)	Dual Status. Generally, if Employee performs services both as an employee and an independent contractor, Employee must separate from service both as an employee, and as an independent contractor pursuant to standards set forth in Treasury Regulations, to be treated as having a separation from service. However, if Employee provides services to the Company as an employee and as a member of the Board, and if any plan in which such person participates as a Board member is not aggregated with this Agreement pursuant to Treasury Regulation section 1.409A 1(c)(2)(ii), then the services provided as a director are not taken into account in determining whether Employee has a separation from service as an employee for purposes of this Agreement.

(iii)	Termination of Employment. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Company and Employee reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services Employee would perform after such date (whether as an employee or as an independent contractor except as provided in clause (ii) above) would permanently decrease to no more than twenty (20) percent of the average level of bona fide services performed (whether as an employee or an independent contractor, except as provided in clause (ii) above) over the immediately preceding thirty six (36) month period (or the full period of services to the Company if Employee has been providing services to the Company less than thirty six (36) months). For periods during which Employee is on a paid bona fide leave of absence and has not otherwise terminated employment as described above, for purposes of this clause (iii) Employee is treated as providing bona fide services at a level equal to the level of services that Employee would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which Employee is on an unpaid bona fide leave of absence and has not otherwise terminated employment are disregarded for purposes of this clause (iii) (including for purposes of determining the applicable thirty six (36) month (or shorter) period).

(j) “Subsidiary” shall mean any corporation in which the Company, directly or indirectly, owns at least a fifty percent (50%) interest or an unincorporated entity of which the Company, directly or indirectly, owns at least fifty percent (50%) of the profits or capital interests.

(k) “Termination Date” shall mean the effective date of the Employee’s Separation from Service.

2. Notice of Termination. Any Separation from Service upon or following a Change of Control shall be communicated by a Notice of Termination to Employee (or from Employee to the Company with respect to a Good Reason Termination) given in accordance with Section 16 hereof. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific provision in this Agreement relied upon, (ii) briefly summarizes the facts and circumstances deemed to provide a basis for Employee’s Separation from Service under the provision so indicated, and (iii) if the Termination Date is other than the date of receipt of such notice, specifies the Termination Date (which date shall not be more than 15 days after the giving of such notice).

3. Severance Compensation upon Separation from Service.

(a) Subject to the provisions of Sections 9 and 10 hereof and further subject to Employee executing and not revoking a release of claims substantially in the form set forth as Exhibit A to this Agreement and the period to revoke such release expiring within sixty (60) days following Employee’s Separation from Service, in the event of Employee’s involuntary Separation from Service initiated by the Company or a Subsidiary or Affiliate for any reason other than Cause or in the event of a Good Reason Termination, in either event upon or within three years after a Change of Control, Employee shall receive the following amounts in lieu of any severance compensation and benefits under the Company’s severance plan:

(i)	The Company shall pay to Employee a lump sum cash payment equal to three (3) multiplied by the sum of (1) Employee’s annual base salary plus (2) the greater of (x) the highest annual cash bonus paid to Employee for the three (3) full fiscal years of the Company preceding the fiscal year in which the Change of Control occurs or (y) 150% of Employee’s annual base salary for the fiscal year in which the Change of Control occurs. The annual base salary for purposes of item (1) in the preceding sentence shall be Employee’s highest annual base salary as of or after the Change of Control.

(ii)

During the Continuation Period, the Employee shall continue to be entitled to participate in the medical and dental, disability, basic life insurance and supplemental life insurance plans of the Company or Subsidiary or Affiliate (to the extent such benefits remain in effect for other executives of the Company from time to time during the Continuation Period) based upon the amount of benefit provided to the Employee as of the Employee’s Separation from Service. The Employee shall be responsible for making required contributions, on an after-tax basis, at the rate required of all executive employees at the time of the Employee’s Separation from Service or thereafter, except for the medical and dental coverage. For the medical and dental coverage, the Employee shall be required to contribute, on an after-tax basis, the premium (“COBRA Premium”) determined for the plan under Section 4980B(f) of the Code. The Company shall pay to the Employee a single lump sum payment equal to the present value of the cost of the medical and dental coverage for the Continuation Period (assuming family coverage and a reasonable increase in the COBRA Premium). If it is not possible to continue the disability, basic life and supplemental life insurance coverage without violation of or noncompliance with tax (including Code Section 409A), legal or insurance requirements, the Company shall pay to the Employee a single lump sum payment equal to the present value of the cost of such coverage for the

Continuation Period on the first day on which severance compensation is paid pursuant to subsection (b) below; provided that if payment in a lump sum would cause taxation under Code Section 409A, the Company shall pay the cost of such coverage for each calendar year (or portion thereof) that falls within the Continuation Period on the first business day during each such calendar year (or portion thereof) on which payment can be made without causing taxation under Code Section 409A.

(iii)	If the Employee participates in the qualified and/or nonqualified ConAgra Foods Retirement Income Savings Plan (“CRISP”), the Employee shall receive a supplemental credit to his nonqualified CRISP “Account” equal to the maximum employer contribution that the Employee could have received under the qualified and nonqualified CRISP (or any successor plan) in the year that includes the Termination Date.

(iv)	Subject to Section 11, the Company, at its expense, shall provide reasonable outplacement assistance to the Employee through the end of the second calendar year beginning after the Termination Date from a professional outplacement assistant firm which is reasonably suitable to the Employee and commensurate with the Employee’s position and responsibilities. In no event shall the amount expended with outplacement assistance for the Employee exceed Thirty Thousand Dollars ($30,000).

(b) Except as otherwise set forth in Sections 9 and 10, (1) the amounts described in subsections 3(a) (i) and (ii) above shall be paid, and (2) the supplemental credit in subsection 3(a)(iii) shall be allocated (with payment governed by the terms of CRISP), on the 61st day after the Termination Date.

4. Other Payments. Upon any Separation from Service entitling the Employee to payments under this Agreement, the Employee shall receive all accrued but unpaid salary and all benefits (other than severance benefits) accrued and payable under any plans, policies and programs of the Company and its Subsidiaries or Affiliates.

5. Interest; Enforcement.

(a) If payment of the amounts described in Section 3 or Section 10 is delayed pursuant to Section 409A of the Code, the Company shall pay interest at the rate described below on the postponed payments from the 61st day after Employee’s Termination Date to the date on which such amounts are paid. If the Company shall fail or refuse to pay any amounts due the Employee under Section 3 or 10 on the applicable due date, the Company shall pay interest at the rate described below on the unpaid payments from the applicable due date to the date on which such amounts are paid. Interest shall be credited at an annual rate equal to the rate announced by Wells Fargo & Company (or its successor) as its “prime rate” as of the Employee’s Termination Date, plus one percent (1%), compounded annually.

(b) The Employee shall not be required to incur any expenses associated with the enforcement of the Employee’s rights under this Agreement by arbitration, litigation or other legal action, because the cost and expense thereof would substantially detract from the benefits intended to be extended to the Employee hereunder. Accordingly, the Company shall pay the Employee on demand the amount necessary to reimburse the Employee in full for all reasonable expenses (including all attorneys’ fees and legal expenses) incurred by the Employee in enforcing any of the obligations of the Company under this Agreement. The Employee shall notify the Company of the expenses for which the Employee demands reimbursement within sixty (60) days after the Employee receives an invoice for such expenses, and the Company shall pay the reimbursement amount within fifteen (15) days after receipt of such notice, subject to Section 11.

6. No Mitigation. The Employee shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for herein be reduced by any compensation earned by other employment or otherwise.

7. Nonexclusivity of Rights. Nothing in this Agreement shall prevent or limit the Employee’s continuing or future participation in or rights under any benefit, bonus, incentive or other plan or program provided by the Company, or any of its Subsidiaries or Affiliates, and for which the Employee may qualify, except as provided in this Agreement.

8. No Set Off. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company may have against the Employee or others.

9. Taxation.

(a) Notwithstanding anything contained in this Agreement to the contrary, if the Employee is a “specified employee” (determined in accordance with Code Section 409A and Treasury Regulation Section 1.409A-3(i)(2)) as of the date of Separation from Service (other than a Separation from Service due to death) and if the Employee is entitled under this Agreement to any payment, benefit or entitlement upon Separation from Service that constitutes “deferred compensation” subject to Code Section 409A, then (i) any such payment, benefit or entitlement (the “Postponed Benefit”) that is payable during the first six months following the date of Separation from Service shall be paid or provided to the Employee, together with accrued interest as described in Section 5, in a lump sum cash payment to be made on the earlier of (a) the Employee’s death or (b) the first business day (or within 30 days after such first business day) of the seventh calendar month immediately following the month in which the date of Separation from Service occurs (the “Postponement Period”); and (ii) unless doing so would violate Code section 409A(b), an amount equal to the Postponed Benefit plus an estimate of the interest to be paid shall be deposited, as of the date the Postponed Benefit would have been paid but for this section, in a trust in the form of the model grantor trust contained in IRS Revenue Procedure 92-64, which trust is incorporated by reference. If Code section 409A(b) initially prevents the funding described in the prior sentence, but it is possible to carry out such funding without violating Code section 409A(b) at a later date that precedes when payment is made (“409A(b) Date”), such funding shall occur at the earliest possible 409A(b) Date. If the Employee dies during the Postponement Period prior to the payment of benefits, the amounts withheld on account of Section 409A of the Code, with accrued interest as described in Section 5, shall be paid to the personal representative of the Employee’s estate within sixty (60) days after the date of the Employee’s death. Payments under this Agreement shall be made by mail to the last address provided for notices to the Employee pursuant to Section 16 of this Agreement.

(b) Further notwithstanding anything in this Agreement to the contrary, the Company shall attempt in good faith not to take any action, or refrain from taking any action that would result in the imposition of tax, interest and/or penalties upon the Employee under Code Section 409A. The parties acknowledge that the requirements of Code Section 409A are ambiguous in certain respects. The parties further acknowledge that this Agreement shall be interpreted and administered to maximize the exemptions from Code Section 409A and, to the extent this Agreement provides for deferred compensation subject to Code Section 409A, to comply with Code Section 409A and to avoid the imposition of additional taxes upon the Employee under Code Section 409A. Accordingly, to comply with Code Section 409A, if Employee is entitled to any payment or benefit under this Agreement (i) following a Change in Control that does not qualify under Code Section 409A as a “change in ownership,” “change in effective control” or “change in ownership of a substantial portion of the assets,” in each case with respect to the Company, or (ii) due to a Separation from Service that occurs more than two years after the date of the Change in Control, and if Employee is a party to another agreement, offer letter or other arrangement providing for severance benefits in connection with a Separation from Service other than in connection with a Change in Control, payments under this Agreement up to the total payments required under such other agreement shall be paid in the same manner and at the same time as payments would be paid under such other agreement, and any additional amounts shall be paid as provided in Section 3(b) above. If the Company has acted or refrained from acting in good faith as required by this Section 9, it will not be responsible for any consequences of failure to comply with Code Section 409A.

(c) All payments under this Agreement shall be subject to all requirements of the law with regard to tax withholding and reporting and filing requirements, and the Company shall use its best efforts to satisfy promptly all such requirements.

10. Limitation on Payment.

(a) Except as otherwise provided in subsection (b) below, in the event that it shall be determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a “Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, the aggregate present value of the Payments under the Agreement shall be reduced (but not below zero) to the Safe Harbor Amount (as defined below). Any required reduction in the Payments pursuant to the foregoing shall be done only to the extent such reduction of the Payment can contribute to avoiding the Excise Tax and Expenses (as defined below), and it shall be accomplished first by reducing the lump sum severance payment payable pursuant to Section 3(a)(i) of the Agreement, and then (to the extent reduction of the Section 3(a)(i) payment is not adequate) by reducing the additional NQ CRISP credit provided pursuant to Section 3(a)(iii). The “Safe Harbor Amount” is the maximum dollar amount of payments in the nature of compensation that are contingent on a Change of Control (as described in Section 280G of the Code) and that may be paid or distributed to the Employee without imposition of the Excise Tax and Expenses. The term “Excise Tax and Expenses” means the excise tax imposed under Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(b) Notwithstanding the foregoing, the Company shall not reduce the Payments as described in subsection (a) if the net after-tax amount of the unreduced Payments that would be retained by the Employee after considering all income, employment, excise and other taxes (including any Excise Tax and Expenses) exceeds the net after-tax amount of the Safe Harbor Amount that would be retained by the Employee after considering all income, employment, excise and other taxes.

(c) All determinations to be made under this Section 10 shall be made by an independent registered public accounting firm selected by the Company immediately prior to the Change of Control (the “Accounting Firm”), which shall provide its determinations and any supporting calculations both to the Company and the Employee within ten (10) days of the Change of Control. Any such determination by the Accounting Firm shall be binding upon the Company and the Employee.

(d) All of the fees and expenses of the Accounting Firm in performing the determinations referred to in this Section shall be borne solely by the Company. The Company agrees to indemnify and hold harmless the Accounting Firm of and from any and all claims, damages and expenses resulting from or relating to its determinations pursuant to this Section, except for claims, damages or expenses resulting from the gross negligence or willful misconduct of the Accounting Firm.

11. Reimbursements. Any reimbursements or in-kind benefits to be provided pursuant to this Agreement (including but not limited to Sections 3(a)(iv) and 5(b)) that are taxable to Employee shall be subject to the following restrictions: (a) each reimbursement must be paid no later than the last day of the Employee’s tax year following the Employee’s tax year during which the expense was incurred or in-kind benefit was received, as the case may be; (b) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a tax year of the Employee may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other tax year of the Employee; (c) the period during which any expenses that are eligible for reimbursement may be paid or in-kind benefit may be provided is ten years after termination of this Agreement; and (d) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

12. Term. This Agreement shall commence on the Effective Date and, unless there is a Change of Control, shall continue until the earliest of (a) the Employee’s termination of employment as a full-time employee of the Company, (b) the date the Employee enters into a written separation agreement with the Company; or (c) the date when this Agreement is terminated by the Company in accordance with the next sentence. If a Change of Control has not occurred, then the Company shall have the right at any time to terminate this Agreement by giving the Employee six (6) months prior written notice of termination of this Agreement. If a Change of Control occurs at any time prior to the termination of this Agreement pursuant to the preceding, this Agreement shall terminate on the third anniversary of such Change of Control.

13. Confidentiality. The Employee acknowledges that during the Employee’s employment with the Company or any of its Affiliates, the Employee will acquire, be exposed to and have access to, non-public material, data and information of the Company and its Affiliates and/or their customers or clients that is confidential, proprietary, and/or a trade secret (“Confidential Information”). At all times, both during and after the Term, the Employee shall keep and retain in confidence and shall not disclose, except as required and authorized in the course of the Employee’s employment with the Company or any of its Affiliates, to any person, firm or corporation, or use for his or her own purposes, any Confidential Information. For purposes of this Agreement, such Confidential Information shall include, but shall not be limited to: sales methods, information concerning principals or customers, advertising methods, financial affairs or methods of procurement, marketing and business plans, strategies (including risk strategies), projections, business opportunities, inventions, designs, drawings, research and development plans, client lists, sales and cost information and financial results and performance. Notwithstanding the foregoing, “Confidential Information” shall not include any information known generally to the public (other than as a result of unauthorized disclosure by the Employee or by the Company or its Affiliates). The Employee acknowledges that the obligations pertaining to the confidentiality and non-disclosure of Confidential Information shall remain in effect for a period of five (5) years after the Employee’s Separation from Service, or until the Company or its Affiliates has released any such information into the public domain, in which case the Employee’s obligation hereunder shall cease with respect only to such information so released into the public domain. The Employee’s obligation under this Section 13 shall survive any Separation from Service. If the Employee receives a subpoena or other judicial process requiring that he or she produce, provide or testify about Confidential Information, the Employee shall notify the Company and cooperate fully with the Company in resisting disclosure of the Confidential Information. The Employee acknowledges that the Company has the right either in the name of the Employee or in its own name to oppose or move to quash any subpoena or other legal process directed to the Employee regarding Confidential Information.

14. Incentive Payments Upon Change of Control. Upon a Change of Control that qualifies under 409A as a “change in ownership,” “change in effective control” or “change in ownership of a substantial portion of the assets,” in each case with respect to the Company, the Company may, at the Board’s, or the Human Resources Committee’s, as the case may be, sole and absolute discretion, pay the Employee all or a portion of the Employee’s Short and/or Long Term Incentive for the Company fiscal year in which the Change of Control occurs (to the extent that such compensation is not deferred compensation subject to Code section 409A). The amounts paid may be based upon (a) a proration of the Employee’s target incentives for the fiscal year, (b) a proration of the projected incentives at the time of the Change of Control, or (c) a pro rata amount computed at the end of the fiscal year. Any proration shall be based upon the number of completed months elapsed in the fiscal year since the Change of Control.

15. Successor Company. The Company shall require any successor or successors (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business or assets of the Company, by agreement in form and substance satisfactory to the Employee, to acknowledge expressly that this Agreement is binding upon and enforceable against the Company in accordance with the terms hereof, and to become jointly and severally obligated with the Company to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession or successions had taken place. Failure of the Company to notify the Employee in writing as to such successorship, to provide the Employee the opportunity to review and agree to the successor’s assumption of this Agreement or to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement. As used in this Agreement, the Company shall mean the Company as defined above and any such successor or successors to its business or assets, jointly and severally.

16. Notice. All notices and other communications required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be delivered personally or mailed by registered or certified mail, return receipt requested, or by overnight express courier service, as follows:

If to the Company, to:

ConAgra Foods, Inc.

One ConAgra Drive

Omaha, NE 68102-5094

Attention: Corporate Secretary

If to the Employee, to the most recent address provided by the Employee to the Company or a Subsidiary or Affiliate for payroll purposes, or to such other address as the Company or the Employee, as the case may be, shall designate by notice to the other party hereto in the manner specified in this Section; provided, however, that if no such notice is given by the Company following a Change of Control, notice at the last address of the Company or any successor pursuant to Section 15 shall be deemed sufficient for the purposes hereof. Any such notice shall be deemed delivered and effective when received in the case of personal delivery, five (5) days after deposit, postage prepaid, with the U.S. Postal Service in the case of registered or certified mail, or on the next business day in the case of overnight express courier service.

17. Contents of Agreement; Amendment. This Agreement supersedes all prior agreements with respect to the subject matter hereof and sets forth the entire understanding between the parties hereto with respect to the subject matter hereof. This Agreement cannot be amended except pursuant to approval by the Human Resources Committee of the Company’s Board of Directors and a written amendment executed by the Employee and the Chair of the Company’s Board of Directors or his delegee. The provisions of this Agreement may require a variance from the terms and conditions of certain compensation or bonus plans under circumstances where such plans would not provide for payment thereof in order to obtain the maximum benefits for the Employee. The parties intend that, to the extent permitted under Code Section 409A, the provisions of this Agreement shall supersede any provisions to the contrary in such plans, and such plans shall be deemed to have been amended to correspond with this Agreement without further action by the Company or the Human Resources Committee of the Company’s Board of Directors.

18. No Right to Continued Employment. Nothing in this Agreement shall be construed as giving the Employee any right to be retained in the employ of the Company or a Subsidiary or Affiliate.

19. Governing Law. This Agreement shall be governed by and interpreted under the laws of the State of Delaware without giving effect to any conflict of laws provisions.

20. Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of the Employee and the Company hereunder shall not be assignable in whole or in part.

21. Severability. If any provision of this Agreement or application thereof to anyone or under any circumstances shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions or applications of this Agreement which can be given effect without the invalid or unenforceable provision or application.

22. Remedies Cumulative; No Waiver. No right conferred upon the Employee by this Agreement is intended to be exclusive of any other right or remedy, and each and every such right or remedy shall be cumulative and shall be in addition to any other right or remedy given hereunder or now or hereafter existing at law or in equity. No delay or omission by the Employee in exercising any right, remedy or power hereunder or existing at law or in equity shall be construed as a waiver thereof.

23. Miscellaneous. All Section headings are for convenience only. This Agreement may be executed in several counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

EMPLOYEE:	CONAGRA FOODS, INC.

/s/ Sean M. Connolly	/s/ Steven F. Goldstone
Sean M. Connolly	Steven F. Goldstone, Chairman of the Board

EXHIBIT A

WAIVER AND RELEASE OF CLAIMS

In consideration of, and subject to, the payment to be made to me by ConAgra Foods, Inc. (the “Employer”) of the payments and benefits provided by Change of Control Agreement, dated as of February 12, 2015, entered into between me and the Company (the “Agreement”), I hereby waive any claims I may have for employment or re-employment by the Employer or any parent or subsidiary of the Employer after the date hereof, and I further agree to and do release and forever discharge the Employer and any parent or subsidiary of the Employer, and their respective past and present officers, directors, shareholders, insurers, employees and agents from any and all claims and causes of action, known or unknown, arising out of or relating to my employment with the Employer or any parent or subsidiary of the Employer, or the termination thereof, including, but not limited to, wrongful discharge, breach of contract, tort, fraud, the Civil Rights Acts, the Age Discrimination in Employment Act, the Employee Retirement Income Security Acts, the Americans with Disabilities Act, the Family and Medical Leave Act, the Older Workers Benefit Protection Act, or any other federal, state or local legislation or common law relating to employment or discrimination in employment or otherwise.

Notwithstanding the foregoing or any other provision hereof, nothing in this Waiver and Release of Claims shall adversely affect (i) my rights to payment and benefits under the Agreement; (ii) my rights to benefits other than severance payments or benefits under plans, programs and arrangements of the Employer or any parent or subsidiary of the Employer; or (iii) my rights to indemnification under any indemnification agreement, applicable law or the certificates of incorporation or bylaws of the Employer or any parent or subsidiary of the Employer, (iv) my rights under any director’s and officers’ liability insurance policy covering me, (v) my workers compensation rights, or (vi) my unemployment insurance rights.

I acknowledge that I have signed this Waiver and Release of Claims voluntarily, knowingly, of my own free will and without reservation or duress, and that no promises or representations have been made to me by any person to induce me to do so other than the promise of payment set forth in the first paragraph above and the Employer’s acknowledgment of my rights reserved under the second paragraph above.

I understand that this release will be deemed to be an application for benefits under the Agreement and that my entitlement thereto shall be governed by the terms and conditions of the Agreement and any applicable plan. I expressly hereby consent to such terms and conditions.

I acknowledge that I have been given not less than forty-five (45) days to review and consider this Waiver and Release of Claims (unless I have signed a written waiver of such review and consideration period), and that I have had the opportunity to consult with an attorney or other advisor of my choice and have been advised by the Company to do so if I choose. I may revoke this Waiver and Release of Claims seven (7) days or less after its execution by providing written notice to the Employer.

I acknowledge that it is my intention and the intention of the Employer in executing this Waiver and Release of Claims that the same shall be effective as a bar to each and every claim, demand and cause of action hereinabove specified. In furtherance of this intention, I hereby expressly waive any and all rights and benefits conferred upon me by the provisions of SECTION 1542 OF THE CALIFORNIA CIVIL CODE, to the extent applicable to me, and expressly I consent that this Waiver and Release of Claims shall be given full force and effect according to each and all of its express terms and provisions, including as well those related to unknown and unsuspected claims, demands and causes of action, if any, as well as those relating to any other claims, demands and causes of action hereinabove specified. SECTION 1542 provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

I acknowledge that I may hereafter discover claims or facts in addition to or different from those which I now know or believe to exist with respect to the subject matter of this Waiver and Release of Claims and which, if known or suspected at the time of executing this Waiver and Release of Claims, may have materially affected this settlement.

Finally, I acknowledge that I have read this Waiver and Release of Claims and understand all of its terms.

Signature of Employee

Printed Name

Date Signed